FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April, 2019

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated April 1, 2019, announcing that TIM Brasil Selects Gilat’s Satellite Backhaul to Enable 4G Services for the Agriculture IoT Business.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated April 1, 2019	By: /s/ Yael Shofar
Yael Shofar
General Counsel

TIM Brasil Selects Gilat’s Satellite Backhaul to Enable
4G Services for the Agriculture IoT Business

Initial forecast calls for one thousand Gilat VSATs to complement
 “4G TIM in the Field” cellular coverage program

Rio de Janeiro, Brazil and Petah Tikva, Israel, April 1, 2019 – TIM Brasil, a leading mobile operator with the largest 4G coverage in Brazil, and Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that TIM Brasil selected Gilat’s satellite backhaul solution to enable 4G services to unserved areas, such as highways and small towns, as well as to the agribusiness IoT market. Initially, Gilat will supply one thousand VSATs to complement TIM’s cellular coverage program, “4G TIM in the Field”.

“The partnership with Gilat will enable TIM Brasil to utilize the “4G TIM in the Field' project to extend its 4G coverage from the coastline into the country for the benefit of the agribusiness IoT market,” said Marco Di Costanzo, Engineering Director at TIM Brasil. “Gilat’s satellite backhaul solution will allow the 4G network expansion for connectivity of machines and operators to real-time control and monitoring of harvesters and agricultural tractors, ensuring cost-effective decisions, better crop management and greater speed, efficiency and productivity in the production flow.”

“We are excited to support TIM Brasil’s vision of extending 4G coverage inland to the rural areas of Brazil for the benefit of the agribusiness IoT market,” said Tobias Dezordi, Regional Vice President Latin America at Gilat. "TIM Brasil’s selection of Gilat further validates our vision that LTE cellular backhauling over satellite provides affordable, high quality broadband connectivity, solidifying Gilat’s LTE backhauling leadership and demonstrating our technological superiority in supporting more and more applications, such as highways and the fast growing IoT market.”

Further to “4G TIM in the field” project, already providing connectivity to major farm and mill partners, TIM Brasil is planning a complete national coverage calling for expanding its 4G services inland to increase productivity of the farming industry market in rural Brazil. The project allows communication between the field and the office, addressing one of the main challenges of the agribusiness market. The project provides robust real-time connectivity, automation, and ultimately delivering products faster and to the right markets.

In partnership with TIM, Gilat will supply a 4G backhaul over a multi-spot beam Ku-band satellite to enable reach to the most remote areas of Brazil. The satellite backhaul will support the agribusiness IoT market as well as extending coverage to highways and improving the quality of life of the region’s population, by enabling access to 4G mobile connectivity for the first time.

About TIM Brasil

TIM’s mission is to connect and care for each customer, so that everyone can accomplish more. To this end, it focuses on the strategic pillars of offering, infrastructure, efficiency and customer experience, based on an internal culture of accountability and the change of processes and platforms that allow a digital transformation. The motto is - “Evolution does not stop” – reinforces the Company’s commitment to its Investment Plan and with the objective of becoming the top telecommunications operator in Brazil.

Since 2015, TIM is leader in 4G coverage in the country and is a recognized player in ultra-mobile and fixed broadband. TIM is also leader in governance practices and remains the only Company in the telecommunications sector in the B3 New Market, TIM is recognized as having the highest level of corporate governance; in addition it is the longest-running Company in the sector, eleven consecutive years, to be included in the Corporate Sustainability Index (ISE). For more information, please visit: www.tim.com.br.

About Gilat
 Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
 June Filingeri, President
+1-203-972-0186
JuneFil@optonline.net

Contact:
Weber Shandwick – TIM Brasil’s Press Agency
E-mail: tim@webershandwick.com